THIS LETTER AND THE FORM 10-K COMPRISE THE ANNUAL REPORT TO
SHAREHOLDERS FOR 1996.

March 31, 1997

Dear Stockholders,

It is a true honor to present to you this inaugural annual report to the stockholders of BlowOut Entertainment, Inc. Exciting, best describes fiscal year 1996! We began the year as a group of wholly and partially owned subsidiaries of Rentrak Corporation featuring an eclectic collection of 157 videocassette rental and sales stores having only one thing in common - a commitment to the store-within-a-store concept. Through a series of mergers, culling of weaker stores, adding 70 new stores, and a spin off from Rentrak, we ended the year as an independent public company operating a chain of 200 stores in 28 States. In fact, according to one leading video trade publication, we are now the tenth largest videocassette retailer in the country!

Rapid growth and independence did not come cheaply. Substantial sums of capital were required to support our growth and operating expenses which, including the cost of store acquisitions, exceeded our gross margin. In addition, extra selling, general and administrative expenses attributed to duplicative functions for the first half of the year, interest expense on our borrowed funds, the amortization of goodwill, and the cost of the spin off resulted in a loss of $7,255,000 or $3.60 per share for the fiscal year. Fortunately, our capital needs were met through new commercial credit lines, capital infusions from two of our directors, and trade credit from Rentrak. These capital sources supplementing operating revenue should carry our company into fiscal 1998.

During the second half of 1996, we succeeded in centralizing our administrative, buying, store development and marketing functions into our headquarters office. Previously, all of these functions were carried out by as many as four separate management groups. Critical economies of scale have been achieved in our SG&A expense area through this centralization of functions. In 1996, we also began the process of developing a single, recognizable format for store design, promotion and operation. In developing our business culture, we have established performance standards that must be met by each of our stores. We will not tolerate continuous weak performance by any single store. Our philosophy does not contemplate using strong stores to supplement poor performing stores solely to produce revenue growth and expansion trends. We intend to hold each store to our performance standards and routinely replace weaker stores with new and hopefully stronger stores.

The backbone of our business is our commitment to the store-within-a-store concept. This has led to our synergistic relationship with two of the most powerful retailers in the United States - Wal-Mart and Kmart as well as one of the largest, most respected supermarket chains, Ralphs Grocery Company of Southern California. We, and they, recognize that consumers are time-driven, destination-oriented and convenience minded. One-stop shopping is the key to retailing success in the 1990's.
This has led to the development of the mass merchant "supercenter" as well as to larger sized supermarkets that can offer consumers a variety of services over and above their core business of food. BlowOut fits right into this program! We provide a critical source of repeat customer traffic for our host store and, in turn, our host store provides significant impulse customer traffic to BlowOut. Perfect synergism!

We intend to repeat our program throughout the country as we pursue store-within-a-store relationships with other host retailers, grocers and discount chains. To build traffic flow in our stores, we will routinely expand and rotate our inventory.
We also will modify the mix of videocassettes, games and other ancillary products to keep our stores "fresh" in the minds of consumers, and will closely look at the emerging DVD business to ensure that BlowOut is positioned to take advantage of any changing market conditions. Finally, we will work closely with our host partners in an effort to gain greater efficiencies in our marketing and promotional programs.

Fiscal 97 will not produce spectacular growth for our company.
We intend to use the year to absorb our 1996 expansion, and to cull out some of our underachieving, acquired locations. We will pursue only modest growth with our existing host vendors in 1997 and work with them in developing a new, larger footprint for BlowOut stores for 1998 and beyond. In 1997, we also intend to pursue additional capital that will foster our growth in years to come. We believe that by focusing on these activities we will strengthen our company and thereby enhance its reputation in the financial community and improve its value to our stockholders.

Our plan is to be frugal. Don't expect expensive, picture-laden, sugar-coated stockholder reports. Rather, you will receive from us the same information that we provide to the financial community, whether as annual and quarterly reports or as press releases. You may wish to retain this report to serve as a convenient depository of 1997 press releases and reports.

The first several months of operation as an independent public company, as well as the aggressive growth that our company experienced over the past 18 months was tremendously challenging for our organization. I would be remiss if I did not take this opportunity to acknowledge the people that make BlowOut happen.
I want to thank our Board of Directors, who bring to BlowOut many years of combined experience in the videocassette rental and sale, movie production and distribution business as well as extensive financial savvy. The financial support of certain of our directors during 1996 is sincerely appreciated.

Finally, I thank our dedicated force of more than 1,000 employees nationwide that promote BlowOut to the people to whom we owe our ultimate thanks - our customers.

Sincerely,
BlowOut Entertainment, Inc.

[SIGNATURE]
Steve Berns
President/CEO
SB/jag